PacNet Acknowledges Shareholders’ Endorsement of Strategic Plan

SINGAPORE, July 11, 2006 – The Board of Directors (“the Board”) of Pacific Internet Limited (“the Company” or “PacNet”) notes the announcement by MediaRing Ltd (“MediaRing”) that the revised offer has not become unconditional in all respects as of 5.00 p.m., New York City time, on 10 July 2006 and has therefore lapsed.1

Mr. Phey Teck-Moh, President & CEO of PacNet, said: “I see the outcome of the offer as an endorsement of PacNet’s strategic plan. The management team and I will continue to be committed to execute our strategic business plan. We see excellent potential for PacNet to succeed in a fast-changing info-communications technology landscape within the region.”

Mr. Phey added: “By strengthening our core competencies and capitalizing on the growing importance of various Internet based disruptive technologies, we have the capability to transform PacNet into an IP-based Communications and Solutions Provider.

“We would also like to thank all our customers and business partners for their trust and support throughout this period. We look forward to continuing to work closely with them to achieve symbiotic success.”

In addressing the voluntary conditional cash offer from MediaRing, the Board has consistently sought to fulfill its role to act in the best interests of all shareholders. It intends to continue in this vein by steering PacNet’s management towards achieving its strategic objectives for the benefit of all shareholders.

1 Shareholders are advised to read carefully MediaRing’s announcement today, a copy of which is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Responsibility Statement
The directors of PacNet (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this release are fair and accurate and that no material facts have been omitted from this release, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, the Revised Offer Announcement and the Offer to Purchase), the sole responsibility of the directors of PacNet has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.

Media and Analyst Contacts:

Singapore (Media)
Ivan Tan
Weber Shandwick
Direct Tel: +65 6825 8027
Mobile: +65 96359765
Email: itan@webershandwick.com

Singapore (Investors and Analysts)
Mervin Wang
Investor Relations
Direct Tel: +65 6771 0780
Mobile: +65 97986077
Email: investor@pacific.net.sg
URL: www.pacnet.com/investor

US (Media and Analysts)
Alan Katz
Cubitt Jacobs & Prosek
Tel: +1 (212) 279 3115 (ext. 211)
Email: alan@cjpcom.com

Editor’s Notes:

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement
Statements made in this announcement with respect to PacNet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of PacNet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where PacNet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) PacNet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which PacNet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. PacNet assumes no obligation to update any such statements.